

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2018

Mark Oliver
Chief Executive Officer, Treasurer, Chairman of the Board
Midwest Holding Inc.
2900 S. 70th, Suite 400
Lincoln, NE 68506

      Re: Midwest Holding Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed April 16, 2018
          File No. 000-10685

Dear Mr. Oliver:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Healthcare & Insurance